

October 4, 2011

Via E-mail
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

>       **Re:     Renewable Energy Group, Inc.**
>       **Amendment No. 3 to Registration Statement on Form S-1**
>       **Filed September 20, 2011**
>       **File No. 333-175627**

Dear Mr. Stroburg:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 49

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 51

1.  We note your response to comment five in our letter dated September 7, 2011, and the revision to your registration statement. It appears that your plan to complete the facilities is dependent on obtaining financing. Please confirm our understanding and expand your discussion to indicate the current status of the financing discussions, your plan if financing cannot be obtained, and whether the New Orleans, Louisiana and Emporia, Kansas facilities can be utilized as biodiesel plants only or have some alternative use given the stage of completion.

2.  We refer to your statement in the third paragraph that, "our analysis determined that the gross cash flows of each plant exceeded its carrying value by a significant margin and therefore no charge for impairment was needed." Please confirm to us whether you intended to state that the undiscounted cash flows of each plant exceeded its carrying value by a significant margin and, if so, clarify your disclosure accordingly. Refer to FASB ASC 360-10-35-17 for guidance.

Goodwill, page 53

3.  We note your response to comment seven in our letter dated September 7, 2011.  Please expand your critical accounting policy to disclose the information you provided in your response.

Results of Operations, page 59

Effects of the Biofuels Merger Recapitalization, pages 61 and 65

4.  We note your response to comment 10 in our letter dated September 7, 2011.  Please tell us how the preferred stock carrying value of $159,098,000, provided in your response, reconciles with the $158,475,000 appearing in the line item, "Derecognition of REG Holdco preferred stock, common stock, and common stock warrants" in your consolidated statements of redeemable preferred stock and equity.  In this regard, we note that the effect of the Biofuels Merger recapitalization of $8,521,000 as reflected on your Statement of Operations does not appear to agree to net impact of $7,898,000 related to the $10,944,000 derecognition of REG Holdco preferred stock, common stock and common warrants and the $18,842,000 issuance of preferred stock, common stock and common stock warrants to REG Holdco, net of $52,394,000 for embedded derivatives as reflected in your consolidated statements of redeemable preferred stock and equity.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc:     Blair White, Esq.
        Pillsbury Winthrop Shaw Pittman LLP (via E-mail)